Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 672-8200

July 27, 2007	Laurence J. Reszetar Direct Phone: 612-672-8395 Direct Fax: 612-642-8395 Laurence.Reszetar@maslon.com

Via Edgar Transmission

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.W.
Washington, D.C. 20459

Re:	VioQuest Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14-A

Dear Sir/Madam:

On behalf of our client, VioQuest Pharmaceuticals, Inc. (the “Company”), please find attached for filing with the Commission the Company’s preliminary proxy statement on Schedule 14A in connection with a planned special meeting. The purpose for the preliminary filing is a result of the Company’s plan to seek stockholder approval at the special meeting of authorization to amend the Company’s certificate of incorporation to increase the number of authorized shares of its common stock.

Please do not hesitate to contact the undersigned (612/672-8395) with any questions or comments you may have regarding this filing.

Very truly yours, /s/ Laurence J. Reszetar

Enclosure